Exhibit 23.4

Unofficial English Translation Solely for Convenience

Authorization Letter

By this letter, our Center consents and authorizes Shaanxi Suo’ang New Energy Enterprise Co., Ltd. (and its parents and subsidiaries) to cite the contents contained in the “China CWSF Boiler Market Development and Research Report” (hereinafter “Report”) written by our Center, including but not limited to, diagrams and data, in its disclosure documents.

Our Center hereby also represents that the market data and conclusions contained in the Report are provided for reference only and shall not be construed as investment advice and that our Center shall bear no responsibility for any investment risk resulting from the Report.

Beijing Zhongjing Zongheng Information and Consulting Center (seal)

July 26, 2010